                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 10 )*

                         INDIVIDUAL INVESTOR GROUP, INC.
                     (FORMERLY FINANCIAL DATA SYSTEMS, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    455907105
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                                 (CUSIP Number)

        Paul W. Zeller, Senior Vice President and Deputy General Counsel
                     Reliance Financial Services Corporation
        Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055
                                 (212) 909-1100
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                   See Item 5
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

  CUSIP No. 455907105
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    1.   Names of Reporting Persons.    Reliance Financial Services Corporation

         I.R.S. Identification Nos. of above persons (entities only). 51-0113548

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    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) / / ...............................................................

         (b) /x/ ...............................................................

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    3.   SEC Use Only...........................................................

    ----------------------------------------------------------------------------

    4.   Source of Funds

            Not Applicable
    ----------------------------------------------------------------------------

    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         /x/
    ----------------------------------------------------------------------------

    6.   Citizenship or Place of Organization

         Delaware
    ----------------------------------------------------------------------------

Number of            7.         Sole Voting Power             666,666

                     -----------------------------------------------------------
Shares Bene-
ficially             8.         Shared Voting Power

                     -----------------------------------------------------------
Owned by Each
Reporting
                     9.         Sole Dispositive Power        666,666

                     -----------------------------------------------------------
Person With
                     10.        Shared Dispositive Power

--------------------------------------------------------------------------------

    11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                     666,666

    ----------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    ----------------------------------------------------------------------------

    13.  Percent of Class Represented by Amount in Row (11).....................

                                      6.5%

    ----------------------------------------------------------------------------

    14.  Type of Reporting Person (See Instructions)

                                      HC
         .......................................................................

CUSIP No. 455907105
--------------------------------------------------------------------------------

     1.  Name of Reporting Persons.          Saul P. Steinberg

--------------------------------------------------------------------------------

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) / / ...............................................................

         (b) /x/ ...............................................................

--------------------------------------------------------------------------------

    3.   SEC Use Only...........................................................

    ----------------------------------------------------------------------------

    4.   Source of Funds (See Instructions)

            Not Applicable
    ----------------------------------------------------------------------------

    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         /x/
    ----------------------------------------------------------------------------

    6.   Citizenship or Place of Organization

           United States of America
    ----------------------------------------------------------------------------

Number of            7.         Sole Voting Power             621,424

                     -----------------------------------------------------------
Shares Bene-
ficially             8.         Shared Voting Power

                     -----------------------------------------------------------
Owned by Each
Reporting
                     9.         Sole Dispositive Power        621,424

                     -----------------------------------------------------------
Person With
                     10.        Shared Dispositive Power

--------------------------------------------------------------------------------

    11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                     621,424

    ----------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    ----------------------------------------------------------------------------

    13.  Percent of Class Represented by Amount in Row (11).....................

                                      6.0%

    ----------------------------------------------------------------------------

    14.  Type of Reporting Person (See Instructions)

                                      IN
         .......................................................................

--------------------------------------------------------------------------------
ITEM 1.  Security and Issuer.

The following information amends or supplements, as the case may be, the information previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the "Security") listed on the cover of this Schedule 13D.

ITEM 2.  Identity and Background.

Item 2 is amended to read in its entirety as follows:

This statement is filed by Reliance Financial, a Delaware corporation. Reliance Financial owns all of the outstanding stock of Reliance Insurance Company ("RIC"), a Pennsylvania corporation. RIC and its property and casualty insurance subsidiaries (the "Reliance Insurance Group") underwrite a broad range of commercial line property and casualty insurance and also underwrite personal automobile coverage. All of the capital stock of Reliance Financial is owned by Reliance Group Holdings, Inc., a Delaware corporation ("RGH").

The principal executive offices of each of Reliance Financial and RGH are located at Park Avenue Plaza, 55 East 52nd Street New York, New York 10055.

The names, address and principal occupations of the directors and executive officers of Reliance Financial, all of whom are United States citizens, are as follows:

                                             Position with Reliance Financial and Principal
Name and Business Address                    Occupation
-------------------------                    ----------
Saul P. Steinberg                            Chairman of the Board of Directors,  Reliance  Financial
Reliance Group Holdings, Inc.                and RGH.
Park Avenue Plaza
New York, New York 10055

Robert M. Steinberg                          Vice  Chairman  of  the  Board  of  Directors,  Reliance
Reliance Group Holdings, Inc.                Financial and RGH.
Park Avenue Plaza
New York, New York 10055

George R. Baker                              President,   Chief   Executive   Officer  and  Director,
Reliance Group Holdings, Inc.                Reliance Financial and RGH.
Park Avenue Plaza
New York, New York 10055

George E. Bello                              Executive  Vice  President,   Controller  and  Director,
Reliance Group Holdings, Inc.                Reliance Financial and RGH.
Park Avenue Plaza
New York, New York 10055

Lowell C. Freiberg                           Executive Vice President, Chief Financial Officer and
Reliance Group Holdings, Inc.                Director, Reliance Financial and RGH.
Park Avenue Plaza
New York, New York 10055

Howard E. Steinberg, Esq.                    Executive   Vice    President,    Chief   of   Corporate
Reliance Group Holdings, Inc.                Operations, and Director, Reliance Financial and RGH.
Park Avenue Plaza
New York, New York 10055

Dennis J. O'Leary                            Senior Vice President--Taxes,
Reliance Group Holdings, Inc.                Reliance Financial and RGH.
Park Avenue Plaza
New York, New York 10055

Philip S. Sherman                            Senior Vice President--Group
Reliance Group Holdings, Inc.                Controller, Reliance Financial
Park Avenue Plaza                            and RGH.
New York, New York 10055

Bruce L. Sokoloff                            Senior Vice President--
Reliance Group Holdings, Inc.                Administration, Reliance
Park Avenue Plaza                            Financial and RGH.
New York, New York 10055

James E. Yacobucci                           Senior Vice President--
Reliance Insurance Company                   Investments and Director,
Park Avenue Plaza                            Reliance Financial, RGH and RIC.
New York, New York 10055

Paul W. Zeller                               Senior Vice President,
Reliance Group Holdings, Inc.                Deputy General Counsel
Park Avenue Plaza                            and Assistant Secretary,
New York, New York 10055                     Reliance Financial and RGH.

Dr. Thomas P. Gerrity                        Director, Reliance Financial
The Wharton School                           and RGH; Professor of Management,
University of Pennsylvania                   the Wharton School of
Steinberg Hall- Dietrich Hall                the University of Pennsylvania.
3620 Locust Walk
Philadelphia, PA 19104

Jewell J. McCabe                             Director, Reliance Financial
211 East 70th Street, #30F                   and RGH.; President and Chief Executive Officer,  Jewell
New York, New York 10020                     Jackson   McCabe   Associates,   a  consulting   company
                                             specializing in strategic planning and communications.

Irving Schneider                             Director, Reliance Financial
Helmsley-Spear, Inc.                         and RGH; Co-Chairman and Chief
60 East 42nd Street                          Operating Officer, Helmsley-Spear, Inc., a real estate
New York, New York 10165                     management corporation.

Bernard L. Schwartz                          Director, Reliance Financial
Loral Space & Communications Ltd.            and RGH; Chairman of the Board, Chief Executive
600 Third Avenue                             Officer, Loral Space & Communications Ltd., a
New York, New York 10016                     high-technology company concentrating on
                                             satellite-based services, Chairman of the Board and
                                             Chief Executive Officer, Globalstar Telecommunications,
                                             Ltd.

Richard E. Snyder                            Director, Reliance Financial and RGH; Chairman and Chief
Golden Books Family                          Executive Officer of Golden Books Family Entertainment,
Entertainment, Inc.                          Inc., a publisher of children's books.
888 Seventh  Avenue
New York, New York 10106

Bruce E. Spivey                              Director, Reliance Financial and RGH; President and Chief
Columbia-Cornell Care LLC                    Executive Officer, Columbia-Cornell Care LLC, the
Third Avenue, Suite 500                      physician organization of the clinical faculties of the
New York, New York 10022                     medical schools of Columbia and Cornell Universities.

Neither Reliance Financial nor, to the best of its knowledge, any other person named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, except as set forth below, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

On February 17, 1994, in settlement of an administrative proceeding concerning the accounting treatment for certain transactions in 1986 in the fixed income portfolio of RIC, without admitting or denying the allegations against it, RGH agreed to entry of an order by the Securities and Exchange Commission that RGH cease and desist from committing or causing any violation, and from committing or causing any future violation of, Section 13(a) of the Securities Exchange Act of 1934, as amended and Rules 13a-1 and 13a-3 thereunder.

ITEM 5. Interest in Securities of the Issuer.


According to the Issuer's Quarterly Report on Form 10-Q for the three months ended September 30, 1999, the number of shares of the Security outstanding has increased to 10,333,401 shares. As a result, the 666,666 shares of the Security beneficially owned by Reliance Financial comprise, to the best knowledge of Reliance Financial, approximately 6.5% of the Securities outstanding. RIC has sole voting and dispositive power over the Securities beneficially owned by Reliance Financial.

As a result of the increase in the number of shares of the Security outstanding, the Securities beneficially owned by Saul P. Steinberg , which total 621,424 shares, to the best knowledge of Saul P. Steinberg, comprise 6.0% of the Securities outstanding. Subject to a Security Agreement previously disclosed in
Item 6, Saul P. Seinberg has sole voting and dispositive power over the Securities beneficially owned by him.

         SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2000

                                         RELIANCE FINANCIAL SERVICES CORPORATION



                                         By  /s/ James E. Yacobucci
                                           --------------------------------

                                             James E. Yacobucci
                                             Senior Vice President-Investments

         SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2000


                                         By  /s/ Saul P. Steinberg
                                           --------------------------------
                                                 Saul P. Steinberg